UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
China Finance Online Co. Limited

(Name of Issuer)
Ordinary Shares, par value HK$0.001 per share

(Title of Class of Securities)
169379104

(CUSIP Number)
Zhiwei Zhao, C&F International Holdings Limited, 9th Floor of Tower C, Corporate Square. No.35, Financial Street,
Xicheng District, Beijing, People’s Republic of China 100032. +86-10-58325388

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 11, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS C&F INTERNATIONAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,558,493

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,558,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,558,493

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS C&F GLOBAL LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,558,493

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,558,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,558,493

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS ZHIWEI ZHAO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Chinese

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,558,493

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,558,493

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,558,493

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

SCHEDULE 13D
Item 1 — Security and Issuer
The name of the issuer is China Finance Online Co. Limited, a corporation incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (the “Company”), which has its principal executive office at 9th Floor of Tower C, Corporate Square. No.35, Financial Street, Xicheng District, Beijing, People’s Republic of China 100032. This statement relates to the Company’s ordinary shares, HK$0.001 par value per share. Each American Depositary Share of the Company represents 5 Ordinary Shares.
Item 2 — Identity and Background
(a)—(f). This Schedule 13D is being jointly filed by:
     (i) C&F International Holdings Limited is a company incorporated in British Virgin Islands. The principal business address of C&F International Holdings Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands;
     (ii). C&F Global Limited is a company incorporated in British Virgin Islands. The principal business address of C&F Global Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands; and
     (iii) Zhiwei Zhao, a Chinese citizen (“Zhao”). Zhao is the Company’s Chief Executive Officer. He has served in such capacity since July 2005. The address at which Zhao’s occupation is conducted is 9th Floor of Tower C, Corporate Square. No.35, Financial Street, Xicheng District, Beijing, People’s Republic of China 100032.
Each of the above is a “Reporting Person”, and collectively are “Reporting Persons”.
During the last five year, the Reporting Persons have not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3 — Source and Amount of Funds or Other Consideration
     The Company granted restricted stock awards covering ordinary shares of the Company (the “Ordinary Shares”) under the 2007 Equity Incentive Plan of the Company (the “Plan”) to certain employees of the Company who are eligible under the Plan (“Employees”). Pursuant to the Plan and the Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan effective as of July 2, 2007 (the “Stock Issuance and Allocation Agreement”), the Company issued 10,558,493 Ordinary Shares of the Company to C&F International Holdings Limited, which holds the Ordinary Shares of the Company on behalf of and exclusively for the benefit of the Employees. C&F International Holdings Limited is 100% owned by C&F Global Limited, which is in turn 100% owned by Zhao. As Employees eligible unde the Plan are identified by the Company pursuant to the Plan, such Employees will become shareholders of C&F Global Limited. Zhao is the sole director of C&F Global Limited. C&F Global Limited is the sole director of C&F International Holdings Limited.

Item 4 — Purpose of Transaction
     The Company desires to incentivize its management team by providing them an opportunity to participate in the growth in value of the Company by granting them equity of the Company and thereby enhance shareholder value of the Company. The Company granted restricted stock awards covering the Ordiniary Shares under the Plan. The vesting of the restrictive stock are subject to the Company achieving certain financial performance targets stated in the Plan. In order to bind the Employees together in achieivn the common goal, the Ordinary Shares are held by C&F International Holdings Limited for the benefit whole group of Employees.
     As described in Item 3 above, C&F Global Limited and Zhao holds equity interests in C&F International Holdings Limited. The Reporting Persons thereby have received the Ordinary Shares of the Company pursuant to the Plan and Stock Issuance and Allocation Agreement.
     Except as set forth in his Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements in connection with the 10,558,493 Ordinary Shares of the Company that the Reporting Persons currently own, which would be related to or would result in any of the events of matters described in part (a) through (j) of Item 4 of Schedule 13D.
Item 5 — Interest in Securities of the Issuer
(a)	The Reporting Persons are the beneficial owners of 10,558,493 shares of the Company’s ordinary shares, representing 9.9% of the outstanding shares of the Company’s Ordinary Shares. The Reporting Persons do not own any other securities of the Company.

(b)	The Reporting Persons have the shared power to vote and dispose of the 10,558,493 ordinary shares.

(c)	Except as described above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the disposition of, the Reporting Person’s securities.

(e)	Not applicable.
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7 — Material to be Filed as Exhibits
Exhibit 1: Restricted Stock Issuance and Allocation Agreement 2007 Equity Incentive Plan

SCHEDULE 13D
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	C&F International Holdings Limited
	By	/s/ Zhiwei Zhao
	Name:	C&F Global Limited
	Title:	Sole Director

C&F Global Limited
	By	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Sole Director

/s/ Zhiwei Zhao
Zhiwei Zhao